UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM CB/A

(Amendment No. 3)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                                                              ☒

Securities Act Rule 802 (Exchange Offer)                                                                              ☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                                                           ☐

Exchange Act Rule 14d-1I (Third Party Tender Offer)                                                           ☐

Exchange Act Rule 14e-2(d) (Subject Company Response)                                                   ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)                             ☐

TEREOS INTERNACIONAL S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

TEREOS INTERNACIONAL S.A.

(Name of Person(s) Furnishing Form)

Common Shares

 (Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Marcus Erich Thieme

Investor Relations Officer

Avenida Brigadeiro Faria Lima, 201, 11th floor

Pinheiros – São Paulo

05426-100

Brazil

Tel:  +55 (11) 3544-4900

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.   Home Jurisdiction Documents

(a)

Exhibit Number	Description of Document
1.1

Relevant Fact (Fato Relevante) dated June 13, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on June 15, 2012).

1.2

Notice to Shareholders (Aviso aos Acionistas) dated June 15, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on June 15, 2012).

(b)           Not applicable.

Item 2.   Information Legends

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)

Exhibit Number	Description of Document
2.1

Notice to the Market (Aviso ao Mercado) dated July 25, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to form CB on July 25, 2012).

2.2

Notice to the Market (Aviso ao Mercado) dated July 31, 2012, filed by Tereos Internacional S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(2)           Not applicable.

(3)           Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)           A written irrevocable consent and power of attorney on Form F-X was filed by Tereos Internacional S.A. with the Commission on June 15, 2012.

(2)           Not applicable.

2

Exhibit 2.2

São Paulo, July 31st, 2012

NOTICE TO THE MARKET

Second Apportionment of Remainder Shares from the Capital Increase

TEREOS INTERNACIONAL S.A. (“Tereos Internacional” or “Company”), a publicly-traded company (BM&FBOVESPA: “TERI3”), hereby informs its shareholders and the market in general, in accordance with the terms of the Notice to Shareholders released on June 15, 2012, about the current position of the capital increase and the beginning of the second  period for subscription of the remainder shares from August 1st, 2012, through August 3rd, 2012.

Out of the proposed capital increase (minimum 97,000,000 shares and maximum 142,141,217 shares), 142,099,125 shares were subscribed so far, including the shares subscribed in the first apportionment of remainder shares, reaching 99.7% of the maximum amount proposed, at the issuance price of R$2.60 (two reais and sixty centavos) per share, totaling the amount of R$369,457,725.00, as set forth in the table below:

Shareholders	Number of Shares
Controlling Shareholders	108,115,904
Other Shareholders	33,983,221

The right to subscribe the remainder 42,092 available shares for the second apportionment of unsubscribed shares can be exercised by the Company shareholders who subscribed shares in the first apportionment and opted to participate in the second apportionment, under the following conditions:

1.            Subscription Price: R$2.60 per common share.

2.            Manner of Payment: cash, at the time of subscription.

3.            Proportion of the Right: 0.467819774 share per share subscribed.

4.            Period to Subscribe for Unsubscribed Shares: August 1st, 2012, through August 3rd, 2012, inclusive.

5.            Places of Service: at the BM&FBOVESPA custody agents and at the specialized branches of Banco Bradesco S.A.

Number of Shares	% of Apportionment of Unsubscribed Shares in Accordance with Options
42,092	46.7819774%

FOR FURTHER INFORMATION, PLEASE CONTACT

Marcus E. Thieme Investors Relations Officer	Felipe F. Mendes Investors Relations Manager Tel: +55 (11) 3544-4900 ri@tereosinternacional.com

Important Information

This communication is for informational purposes only and is not an offer of securities or invitation to subscribe for or purchase any securities of Tereos Internacional S.A.  The securities mentioned in this communication have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act.

Av. Brigadeiro Faria Lima, 201

11th floor Room 111 and 112

Pinheiros São Paulo SP                          Phone: +55 (11) 3544 49 00

Zipcode 05426 – 100                               Fax: +55 (11) 3544 49 17

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEREOS INTERNACIONAL S.A.

Dated:  August 1, 2012

By: /s/  Marcus Erich Thieme
Name:   Marcus Erich Thieme
Title:     Investor Relations Officer